EXHIBIT 99.1

e-FUTURE COMPLETES ACQUISITION OF

TANGCHENG CO. LTD.

BEIJING, January 9, 2007, Xinhua-PRNewswire — e-Future Information Technology Inc. (“e-Future”), a leading front supply chain management software and service company in China, announces that as of January 5, 2007, it has completed the acquisition of Nanjing TangCheng Network Technology Development Co. Ltd., a regional independent software vendor focusing on East China’s retail market (“TangCheng”) for approximately $420,000 in cash.

By finalizing the acquisition, e-Future achieved its goal of significantly growing its size in East China and increasing the coverage of its solutions and services with the addition of TangCheng’s 50 customers. The acquired company has over 30 employees and will also become e-Future’s East China new technology and service center based in Nanjing. e-Future also acquired TangCheng’s intangible intellectual property and other assets in connection with the transaction.

e-Future currently has over 500 customers, 30% of the top 30 retailers in China and 30% of top 500 retailers in China. e-Future has also been selected to provide the retail software for upwards of retail stores (Mickey’s Space) that will be selling Disney products in China.

In addition, e-Future is an IBM’s premier business partner and provides products and services to Fortune 500 companies in the world which doing the business in China, such as Proctor & Gamble, Chang’ an & Ford of joint venture etc. and other large companies operating in China’s domestic markets, such as Gucci, Panric, Haier, Suning, PARKSON, SOGO, Wangfujing, Homeway, Orient Home, China duty-free store, AYAYA, etc.

e-Future’s management believes that the acquisition will help e-Future expand its market share in East China and further solidify its leading position in the front-end supply chain market. Management also believes that the acquisition will enable e-Future to provide faster reactions to regional market demand and improve the level of service to local customers in East China.

“The acquisition of TangCheng will provide excellent opportunities for growth for both e-Future and our customers,” commented e-Future Chairman and CEO, Adam Yan. “The acquisition is e-Future’s first step toward industry integration through acquisition and organic growth strategies to enhance our position in China’s market. e-Future expects to pursue additional acquisition opportunities to the extent they may serve to enhance shareholder value.”

About TangCheng

TangCheng, which was founded in the Nanjing New & High Technology Industry Development Zone in 1996, is a Sino-foreign joint venture and a well-known regional leading company focusing on the delivery of comprehensive solutions for the retail industry of East China.

About e-Future

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain front market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking information about e-Future that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made.

These statements include, but are not limited to: the continued financial and operational growth of e-Future, e-Future’s ability to implement further acquisitions on a profitable basis, if at all, and the effect the TangCheng acquisition may have upon e-Future’s stock price.

e-Future does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in e-Future’s various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2005.

For more information about e-Future, please visit http://www.e-future.com.cn English channel.